Exhibit 21.1
LIST OF SUBSIDIARIES
Active Subsidiaries of the Company as of December 31, 2024

Name of Subsidiary	State/Country of Incorporation

ubIQiquity.com, inc.	Delaware
Xacta Corporation	Delaware
Teloworks, Inc.	Delaware
Telos Identity Management Solutions, LLC (DBA Telos ID)	Delaware
Teloworks Philippines, Inc.	Philippines